FORM 6-K
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                         REPORT OF A FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


              Report on Form 6-K for the month of August 2001


                            GEMINI GENOMICS PLC
              (Translation of registrant's name into English)



                             162 SCIENCE PARK,
                                MILTON ROAD,
                        CAMBRIDGE, CB4 OGH, ENGLAND
                  (address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               FORM 20-F /X/            FORM 40-F / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               YES / /                  NO /X/


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A)







                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              GEMINI GENOMICS PLC
                                              (Registrant)

                                              By:  /s/ Paul Kelly

                                              Paul Kelly
                                              Chief Executive Officer

Date: August 24, 2001







                               EXHIBIT INDEX

Exhibit           Description
-------           -----------

  1 Press release announcing approval by Gemini shareholders of the proposed acquisition of Gemini by Sequenom, Inc. by means of a scheme of arrangement






                                                                     Exhibit 1

 This announcement should NOT be released into Canada, Australia or Japan


         Gemini Genomics Shareholders Approve Merger With SEQUENOM

CAMBRIDGE, United Kingdom, 23 August 2001/ -- Gemini Genomics PLC of Cambridge, UK (Nasdaq: GMNI) announced that, in meetings held earlier today, its shareholders voted to approve a merger of Gemini and Sequenom of San Diego CA (Nasdaq: SQNM) in a stock-for-stock exchange. Also today, SEQUENOM shareholders voted to approve the merger. The combined company will retain the name SEQUENOM and will trade under the existing Nasdaq ticker symbol SQNM.

Under the terms of the agreement, which is expected to close by the end of September 2001 if sanctioned by the High Court of Justice in England and Wales and subject to satisfaction or waiver of various other customary conditions, holders of Gemini Genomics ordinary shares will receive 0.2000 of a share of newly issued SEQUENOM common stock in exchange for each ordinary share of Gemini Genomics. Holders of Gemini Genomics American Depository Shares (ADSs) will receive 0.4000 of a share of newly issued SEQUENOM common stock in exchange for each Gemini Genomics ADS.

As a result of this transaction, SEQUENOM expects to issue approximately 12.9 million shares and assume all outstanding options and warrants. The transaction will be accounted for using the purchase method of accounting.

"This merger is a marriage of genetic analysis technology and clinical genomics to establish what we believe will be a gene and drug target discovery powerhouse. Both parties see the benefits that will come from uniting forces and resources to accelerate disease gene discovery in some of the largest disease market areas. This combination provides the opportunity to accelerate the identification of disease-associated genes, and then to advance those into drug and diagnostic products where appropriate," says Paul Kelly, MD, Gemini's President and CEO, who will assume the role of leading the newly formed SEQUENOM Biotherapeutics business. "Along with its extensive clinical population data resources, Gemini brings an attractive intellectual property estate and proprietary technology generated in the area of clinical genomics, statistical genetics and bioinformatics.

"With the recent release of information about the human genome into the public domain, it is clearer than ever that the race to diagnostic and disease gene-based drug target discovery and commercialization is time-limited. This merger will enable our combined organization to move more rapidly in the ongoing endeavor of identifying the medical relevance of genomic data," added Dr. Kelly.

About SEQUENOM

SEQUENOM is a leader in the worldwide effort to identify genes and genetic variations with significant impact on human health. Using innovative technologies, information and scientific strategy, the Company is translating data generated from the Human Genome Project into medically important applications. Breaking through the significant limitations of traditional research, SEQUENOM's MassARRAY product line, SNP assay portfolio and disease gene discovery program are generating results that SEQUENOM believes positions SEQUENOM to be a leader in the race to develop genetic based diagnostics and therapeutic products.

About Gemini Genomics

Gemini Genomics is a clinical genomics company focused on the discovery and commercialization of novel gene-based targets. Because it is clear that a comprehensive understanding of disease depends on the integration of genetics, proteomics, environmental factors and clinical and medical information from humans, Gemini Genomics' approach is to collect and analyze that information from a wide range of human population groups, including twins, disease-affected families, isolated (founder) populations and drug trial subjects. By investing in leading-edge bioinformatics and other technologies, Gemini Genomics is able to effectively apply these resources to the acceleration of disease gene identification, target discovery and drug development.

Except for the historical information contained herein, the matters set forth in this press release, including without limitation statements as to the expansion of the ability of Gemini Genomics and SEQUENOM to perform diseased gene association and genetic marker studies and to provide and increasingly strong pipeline of validated genes for the development of diagnostic and therapeutic products, as well as the expansion of service and product of Gemini Genomics and SEQUENOM, SEQUENOM's ability to identify genes, the existence of the critical mass and resources to extract greater value from gene discoveries, the effect of the combination of technological capabilities, clinical data and scientific expertise on the combined group's product offerings and resources, the establishment of a gene and drug target discovery powerhouse, the benefits that will result from the union of Gemini Genomics and SEQUENOM's forces and resources, the acceleration of discoveries in disease areas, the opportunity to accelerate the identification of disease-associated genes and their advancement into products, the time limitations on gene-based target discovery and commercialization, the ability of the combined group to move more rapidly in the identification of medical relevance of genomic data and the expected reduction in the combined group's employee headcount, are forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties associated with Gemini Genomics and SEQUENOM's technologies and approaches to drug discovery, development and commercialization and those of their collaborative partners and competitors, the risks and uncertainties associated with intellectual property, including patents and trade secrets, and other risks set out in the circular to shareholders of Gemini Genomics dated July 20, 2001, and detailed from time to time in Gemini Genomics and SEQUENOM's SEC reports, including SEQUENOM's Annual Report on Form 10-K for the year ended December 31, 2000 and recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and Gemini Genomics 's Annual Report on Form 20-F for the year ended March 31, 2001 and recent Quarterly Report on Form 6-K for the quarter ended June 30, 2001. These forward-looking statements speak only as of the date on which they are made. Gemini Genomics and SEQUENOM disclaim any intent or obligation to update these forward-looking statements.

Furthermore, investors and security holders of SEQUENOM are urged to read the Proxy Statement regarding the proposed merger. It contains important information about the transaction. Investors and securities holders may obtain a free copy of the Proxy Statement and other documents filed with the Securities and Exchange Commission at the web site at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from SEQUENOM.

SEQUENOM and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of SEQUENOM with respect to the transactions contemplated by the transaction agreement. Information regarding such officers and directors is included in SEQUENOM's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2001. This document is also available free of charge at the SEC web site, www.sec.gov, and from SEQUENOM.

This announcement is published on behalf of Gemini Genomics, is the sole responsibility of Gemini Genomics and has been approved by Seymour Pierce Limited, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, solely for the purposes of section 57 of the Financial Services Act 1986. Seymour Pierce Limited is acting solely on behalf of Gemini Genomics and no one else in connection with the transaction and will not be responsible to anyone other that Gemini Genomics for providing the protections afforded to customers of Seymour Pierce Limited nor for providing advice in relation to the transaction.

This announcement does not constitute an offer or an invitation to purchase any securities.

Copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it into or from Australia, Canada or Japan.


Contact:

M.C. Sullivan, Executive Vice President -
   Corporate Communications and Bioethics
Gemini Genomics
617-928-9600